UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                              For October 13, 2006



                                   BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                    ENGLAND
                (Jurisdiction of incorporation or organisation)

                        110 Park Street, London W1K 6NX
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE



                                     INDEX

Description

1.  Press release dated October 13, 2006  -  Holding(s) in Company


                   NOTIFICATION OF MAJOR INTERESTS IN SHARES


1. Name of company


Bunzl plc


2. Name of shareholder having a major interest


Barclays PLC


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18


Barclays PLC through its subsidiary companies


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them


REGISTERED HOLDER                    ACCOUNT DESIGNATION           NO. OF SHARES

Bank of New York                                                          24,998
Barclays Capital Nominees Ltd                                          1,129,663
Barclays Capital Nominees Ltd                                            148,381
BOISS Nominees Ltd                               4224361                 325,988
Barclays Capital Securities Ltd                                          209,010
Barclays Capital Securities Ltd                                          259,510
Barclays Global Investors Canada                                          26,028
Barclays Trust Co R69                                                      8,089
Chase Nominees Ltd                                 16376                 176,588
Chase Nominees Ltd                                 28270                 118,581
Gerrard Nominees Ltd                              660302                   2,333
Gerrard Nominees Ltd                              660632                   1,555
Gerrard Nominees Ltd                              660758                   5,055
Gerrard Nominees Ltd                              660851                   9,333
Gerrard Nominees Ltd                              768557                   5,000
Gerrard Nominees Ltd                              781271                   2,722
Greig Middleton Nominees Limited (GM1)                                     8,476
Investors Bank and Trust Co                                            1,442,035
Investors Bank and Trust Co                                            2,177,118
JP Morgan (BGI Custody)                            16331                  84,374
JP Morgan (BGI Custody)                            16338                  20,479
JP Morgan (BGI Custody)                            16341                 189,170
JP Morgan (BGI Custody)                            16342                  46,946
JP Morgan (BGI Custody)                            16400               2,773,985
JP Morgan (BGI Custody)                            18408                  27,031
JP Morgan Chase Bank                                                      11,519
JP Morgan Chase Bank                                                      30,354
JP Morgan Chase Bank                                                      25,085
JP Morgan Chase Bank                                                     391,779
Mellon Trust - US Custodian                                               14,042
Mitsui Asset                                                               6,040
R C Greig nominees Limited                                               265,696
R C Greig Nominees Ltd A/C                           GP1                   7,339
R C Greig Nominees Ltd A/C                           SA1                   4,174
R C Greig Nominees Ltd A/C                           AK1                 317,133
R C Greig Nominees Ltd A/C                           BL1                   5,625
R C Greig Nominees Ltd A/C                           CM1                   2,873
State Street Bank & Trust Co                                              11,011
State Street Boston                                                      169,833
Trust & Custody Services Bank                                              3,569

TOTAL                                                                 10,488,520


5. Number of shares / amount of stock acquired


n/a


6. Percentage of issued class


3.01%


7. Number of shares / amount of stock disposed


n/a


8. Percentage of issued class


n/a


9. Class of security


Ordinary Shares of 321/7p


10. Date of transaction


10 October 2006


11. Date company informed


13 October 2006


12. Total holding following this notification


10,488,520


13. Total percentage holding of issued class following this notification


3.01%


14. Any additional information


n/a


15. Name of contact and telephone number for queries


Debbie Walmsley - 020 7495 4950


16. Name and signature of authorised company official responsible for making this notification


P N Hussey, Company Secretary


Date of notification


13 October 2006


The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC


Date:  October 13, 2006                       By:__/s/ Michael Roney__

                                              Title:   Chief Executive Officer